MACDONALD TUSKEY CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street Vancouver, B.C. V6Z 1S4 CANADA	Telephone: (604) 689-1022 Facsimile: (604) 681-4760 Email: info@wlmlaw.ca Email: wmacdonald@wlmlaw.ca Email: svirani@wlmlaw.ca Email: lkowan@wlmlaw.ca

Reply Attention of

William Macdonald
Direct Tel.

604.648-1670
EMail Address

wmacdonald@wlmlaw.ca
Our File No.

27084-0001

July 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Ta Tanisha Meadows
Staff Accountant

Dear Ms. Meadows:

Re: General Metals Corporation Item 4.01 Form 8-K Filed June 26, 2009 File No. 000-30230

We are the solicitors for the Company.  We refer to your letter of June 30, 2009 addressed to the Company with your comments on the Company's Form 8-K, filed June 26, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Item 4.01 8-K filed June 26, 2009

1.

We have updated the file number of the Company with the correct file number.

2.

We have revised the second paragraph to read:

“In connection with the audits of the Company’s financial statements for each of the two fiscal years ended April 30, 2007 and April 30, 2008 and in the subsequent interim periods through June 23, 2009, there were no disagreements with Moore & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Moore &

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY CORPORATE AND SECURITIES LAWYERS

Associates would have caused Moore & Associates to make reference to the matter in their report”.

3.

We confirm that a revised letter from Moore & Associates with the correct file number dated June 26, 2009 was filed with the Form 8-K/A, as exhibit 16.1. The letter filed confirmed that Moore & Associates agreed with the statements contained in the Form 8-K filed.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald

General Metals Corporation

615 Sierra Rose Drive, Suite 1

Reno, NV  89511

July 6, 2009

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Attention:

Ta Tanisha Meadows

Staff Accountant

Dear Ms. Meadows:

Re:

General Metals Corporation

Item 4.01 Form 8-K

Filed June 26, 2009

File No. 000-30230

In connection with your comment letter dated June 30, 2009, General Metals Corporation (the “Company”) acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL METALS CORPORATION

Per:	/s/ Stephen Parent
Stephen Parent President and CEO